UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-27023
(Check One) ☒Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 878379205
For Period Ended:     June 30, 2007
[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Technest Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

10411 Motor City Drive, Suite 650
Address of Principal Executive Office (Street and Number)

Bethesda, MD 20817
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)
Subsequent to year end, management resources were dedicated to the negotiation of the Stock Purchase Agreement for the sale of Company’s wholly-owned subsidiary, E-OIR Technologies, Inc. This delayed the preparation of Form 10-KSB. The Company anticipates filing the annual report on Form 10-KSB no later than Tuesday, October 2, 2007.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gino Pereira	301	767-2810
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        In accordance with Statement of Financial Accounting Standard No. 144 (“SFAS 144”), in connection with the proposed sale of the Company’s wholly-owned subsidiary, E-OIR Technologies, Inc., the Company will be presenting that subsidiary’s operations as a discontinued operation in the consolidated financial statements to be included in its annual report on Form 10-KSB. Summary information is presented below:

	2007	2006
Revenues	$3,396,795	$3,542,393
Operating Loss from Continuing Operations	(2,649,606)	(1,881,273)
Net Loss from Discontinued Operations	(395,939)	(625,837)
Net Income (Loss) Applicable to Common Shareholders	$(4,786,696)	$20,252,664

Technest Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 1, 2007	By: /s/ Gino Pereira
Gino Pereira, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.